                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                ________________

                                AMENDMENT NO. 6
                                       to
                                  SCHEDULE TO
                                 (Rule 14d-100)

          TENDER OFFER STATEMENT UNDER SECTION 14(d) (1) OR 13(e) (1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                  Courtyard by Marriott II Limited Partnership
                           (Name of Subject Company)

                              CBM II Holdings LLC
                             CBM Joint Venture LLC
                          Marriott International, Inc.
                              MI CBM Investor LLC
                        Rockledge Hotel Properties, Inc.
                           Host Marriott Corporation
                              Host Marriott, L.P.
                     (Names of Offerors and Other Persons)

                     Units of limited partnership interests
                         (Title of Class of Securities)
                                      None
                     (CUSIP Number of Class of Securities)

                       W. Edward Walter                                             Ward R. Cooper
               Rockledge Hotel Properties, Inc.                              Marriott International, Inc.
                      10400 Fernwood Road                                          Dept. 52/923.23
                   Bethesda, Maryland  20817                                     10400 Fernwood Road
                        (301) 380-9000                                        Bethesda, Maryland  20817
                                                                                     (301) 380-3000

                 (Name, Address and Telephone Numbers of Person
 Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                               ________________

                                  Copies to:

                    J. Warren Gorrell, Jr.                                             David G. Pommerening
                      Bruce W. Gilchrist                                              O'Melveny & Myers LLP
                      Hogan & Hartson LLP                                  Columbia Square, 555 Thirteenth Street, N.W.
         Columbia Square, 555 Thirteenth Street, N.W.                              Washington, D.C.  20004-1109
                 Washington, D.C.  20004-1109                                              (202) 383-5300
                        (202) 637-5600

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X]  third-party tender offer subject to Rule 14d-1.
     [ ]  issuer tender offer subject to Rule 13e-4.
     [X]  going-private transaction subject to Rule 13e-3.
     [ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                  TENDER OFFER

          This Amendment No. 6 to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 11, 2000 (as amended, the "Schedule TO") in connection with an offer by CBM II Holdings LLC, a Delaware limited liability company (the "Purchaser") and an indirect, wholly owned subsidiary of CBM Joint Venture LLC (the "Joint Venture"), a Delaware limited liability company that is a joint venture between MI CBM Investor LLC ("MI Investor"), a Delaware limited liability company and a wholly owned indirect subsidiary of Marriott International, Inc., a Delaware corporation ("Marriott International"), and Rockledge Hotel Properties, Inc., a Delaware corporation ("Rockledge"), to purchase (the "Purchase Offer") all outstanding units of limited partnership interest in Courtyard by Marriott II Limited Partnership, a Delaware limited partnership (the "Partnership") other than units owned by the Partnership's general partner, for $ 147,959 per unit, or a net amount per unit of approximately $119,000 after payment of court-awarded attorneys' fees and expenses (or a pro rata portion thereof) in cash, upon the terms and subject to the conditions set forth in the Purchase Offer and Consent Solicitation dated August 7, 2000 (the "Purchase Offer and Consent Solicitation"), as supplemented by the Supplement dated September 25, 2000 (the "Supplement") and the related Proof of Claim, Assignment and Release. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Purchase Offer and Consent Solicitation.

ITEM 4.  TERMS OF THE TRANSACTION.

          Information previously provided in response to Item 4(a) of the Schedule TO is hereby amended and supplemented to include the information set forth in the sections of the Supplement captioned "Extension of Expiration Date" and "Extension of Solicitation Period," which sections are incorporated herein by reference.

ITEM 11.  ADDITIONAL INFORMATION

          Information previously provided in response to Item 11(b) of the Schedule TO is hereby amended and supplemented to include the information set forth in the Supplement.

ITEM 12. MATERIALS TO BE FILED AS EXHIBITS, INCLUDING MATERIALS TO BE FILED PURSUANT TO SCHEDULE 13E-3.

          Item 12 of the Schedule TO is hereby amended and supplemented to include the following information:

          (a)(8) Supplement to the Purchase Offer and Consent Solicitation, dated September 25, 2000.

          (a)(9)   Joint Press Release issued on September 22, 2000.

                                   SIGNATURES

     After due inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date:  September 25, 2000         CBM II HOLDINGS LLC
                                  By: CBM Mezzanine Borrower LLC
                                      By: CBM Joint Venture LLC

                                          By: Rockledge Hotel Properties, Inc.



                                          By:  /s/ C.G. Townsend
                                             --------------------
                                             Name: C.G. Townsend
                                             Title: Vice President


                                          By: MI CBM Investor LLC


                                          By: /s/ Carolyn B. Handlon
                                             ----------------------
                                             Name: Carolyn B. Handlon
                                             Title: Manager and Treasurer


                                  CBM JOINT VENTURE LLC
                                  By: Rockledge Hotel Properties, Inc.


                                      By: /s/ C.G. Townsend
                                         -----------------
                                         Name: C.G. Townsend
                                         Title: Vice President


                                  By: MI CBM Investor LLC


                                      By: /s/ Carolyn B. Handlon
                                         --------------------------
                                         Name: Carolyn B. Handlon
                                         Title: Manager and Treasurer


                                  MARRIOTT INTERNATIONAL, INC.


                                  By: /s/ Carolyn B. Handlon
                                     --------------------------
                                     Name: Carolyn B. Handlon
                                     Title: Vice President and Treasurer

     MI CBM INVESTOR LLC


     By:   /s/ Carolyn B. Handlon
          -----------------------
          Name: Carolyn B. Handlon
          Title: Manager and Treasurer


     ROCKLEDGE HOTEL PROPERTIES, INC.


     By:   /s/ C.G. Townsend
           -----------------
           Name: C.G. Townsend
           Title: Vice President


     HOST MARRIOTT CORPORATION


     By:   /s/ C.G. Townsend
           -----------------
           Name: C. G. Townsend
           Title: Senior Vice President


     HOST MARRIOTT, L.P.
     By: Host Marriott Corporation

         By: /s/ C. G. Townsend
            ---------------------------------
         Name: C. G. Townsend
         Title: Senior Vice President


     COURTYARD BY MARRIOTT II LIMITED PARTNERSHIP
     By: CBM Two LLC


         By: /s/ C.G. Townsend
            -----------------------
            Name: C. G. Townsend
            Title: Executive Vice President

                                 EXHIBIT INDEX

(a)(8) Supplement to the Purchase Offer and Consent Solicitation, dated September 25, 2000.

(a)(9) Joint Press Release issued on September 22, 2000.